CONSENT AND CERTIFICATE OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
Toronto Stock Exchange

The undersigned hereby consents to the public filing of the written disclosure of the report titled “43-101 Mineral Resource Report, Velvet Mine Uranium Project, San Juan County, Utah” dated March 19, 2007 (the “Report”) and any extracts from or a summary of the Report in the management information circular dated June 25, 2007 (the “Information Circular”) of Energy Metals Corporation (the “Company”) or any document incorporated therein.

The undersigned hereby confirms that the undersigned has read the Information Circular and believes that the Information Circular fairly and accurately represents the information in the Report that supports the disclosure, and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Information Circular that are derived from the Report or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Report.

I, Harold J. Hutson, P.E., P.G., do hereby certify that:

1.	I am employed as a Senior Engineer with BRS Inc., 1225 Market, Riverton, Wyoming 82501.
2.

I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1995. I am a licensed Professional Engineer in Wyoming and a licensed Professional Geologist in Wyoming. I have worked as an engineer and a geologist for over 12 years.

3.	I personally inspected the Velvet Mine Uranium Project during the day of February 14, 2007.
4.	I was retained by the Company to prepare the Report and am responsible as co-author for the preparation of the Report.
5.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43- 101.

6.	I hereby certify that I am independent of the Company as described in Section 1.4 of NI 43-101.
7.	I have had no prior involvement with the Velvet Mine property.
8.	I have read NI 43-101 and Form 43-101F1, and the Information Circular has been prepared in compliance with same.
9.

To the best of my knowledge, information and belief, the Information Circular contains all scientific and technical information that is required to be disclosed to make the Information Circular not misleading.

10.	I consent to the filing of the Information Circular with any stock exchange and other regulatory authority.

Date: June 25, 2007

“Harold J. Hutson”
Harold J. Hutson